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As filed with the Securities and Exchange Commission on December 22, 2017

Registration No. 333-221636

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-10
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AGNICO EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Davies Ward Phillips & Vineberg LLP
900 Third Avenue, 24th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Sean Boyd Agnico Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario, Canada M5V 3J7 (416) 863-0900

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B. ☒	At some future date (check the appropriate box below)
	1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
2. ☐
pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
3. ☒
pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4. ☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☒

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

        This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

        The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the registrant is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the registrant and said persons may be located outside the United States.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

        No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

        Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 22, 2017

AGNICO EAGLE MINES LIMITED

Debt Securities
Common Shares
Warrants
US$500,000,000

        Agnico Eagle Mines Limited (the "Company") may from time to time offer and issue debt securities, common shares or warrants to purchase debt securities or common shares (collectively, the "Securities"), up to a total price of US$500,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

        The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of debt securities or common shares purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus.

        All information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

        The Company may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principal for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any discounts, commissions or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. See "Plan of Distribution".

        Each of Dr. Leanne M. Baker, J. Merfyn Roberts and Pertti Voutilainen is a director of the Company who resides outside of Canada. Each of Dr. Baker, Mr. Roberts and Mr. Voutilainen has appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Dr. Leanne M. Baker	Agnico Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7
J. Merfyn Roberts	Agnico Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7
Pertti Voutilainen	Agnico Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

        The outstanding common shares of the Company are listed on the New York Stock Exchange (the "NYSE") and on the Toronto Stock Exchange (the "TSX") under the symbol "AEM". The Company's head office and registered office is located at 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7.

i

ABOUT THIS PROSPECTUS

        Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at December 22, 2017. It should be assumed that the information appearing in this prospectus and in the documents incorporated by reference herein is accurate only as of the respective dates of such documents. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus, unless stated otherwise, the "Company" refers to Agnico Eagle Mines Limited and its consolidated subsidiaries.

        The Company publishes its consolidated financial statements in United States dollars. Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to United States dollars and "C$" refers to Canadian dollars. For information purposes, the indicative buying rate in Canadian dollars as reported by the Bank of Canada on December 21, 2017 was US$1.00 = C$1.2734.

        The Company reports its financial results using International Financial Reporting Standards ("IFRS"). The Company adopted IFRS as its basis of accounting, replacing United States generally accepted accounting principles effective July 1, 2014, with a transition date of January 1, 2013. Unless otherwise stated herein, all references to financial results herein are to those calculated under IFRS.

NOTE TO INVESTORS CONCERNING ESTIMATES
OF MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in this prospectus and in the documents incorporated by reference herein have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve and mineral resource information contained in this prospectus and in the documents incorporated by reference herein may not be comparable to similar information disclosed by United States companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

        The mineral reserve and mineral resource data presented in this prospectus and in the documents incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

        This prospectus and documents incorporated by reference herein use the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

        This prospectus and documents incorporated by reference herein use the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

        For definitions of the terms used in this section, see the Company's annual information form for the year ended December 31, 2016 (the "AIF") filed with the CSA on the System for Electronic Document Analysis and Retrieval ("SEDAR") on March 27, 2017.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This prospectus and the documents incorporated by reference herein disclose certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce" and "minesite costs per tonne", that are not recognized measures under IFRS. These measures may not be comparable to similar measures reported by other issuers. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, and for an explanation of how management uses these measures, please see the Company's management's discussion and analysis for the year ended December 31, 2016 filed with the CSA on SEDAR on March 27, 2017.

        The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (without deducting by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash-generating capabilities at various gold prices.

        The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis are used, meaning no adjustment is made for by-product metal revenues. All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.

        Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis and all-in sustaining costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS.

        Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices. This prospectus and the documents incorporated by reference herein also contain information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

FORWARD-LOOKING STATEMENTS

        The information contained in this prospectus has, unless otherwise specified, been prepared as of December 22, 2017 and, unless otherwise specified, the information contained in the documents incorporated by reference herein has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus and in the documents incorporated by reference herein, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial and territorial securities laws and constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this prospectus and in the documents incorporated by reference herein include, but are not limited to, the following:

  •
  the Company's outlook for 2017 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated levels or trends for prices of gold and by-product metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other costs;

  •
  estimates of future capital expenditures, exploration expenditures and other cash needs, and expectations as to the funding thereof;

  •
  statements regarding the projected exploration, development and exploitation of mineral deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

  •
  estimates of mineral reserves and mineral resources and their sensitivities to gold prices, mineral grades, mineral recoveries and other factors and statements regarding anticipated future exploration results;

  •
  estimates of cash flow;

  •
  estimates of mine life;

  •
  statements concerning the Company's plans to build operations at Meliadine and Amaruq, including the timing and funding thereof;

  •
  anticipated timing of events at the Company's minesites, mine development projects and exploration projects;

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  estimates of future costs and other liabilities for environmental remediation;

  •
  statements regarding anticipated legislation and regulations, including with respect to climate change and estimates of the impact on the Company;

  •
  other anticipated trends with respect to the Company's capital resources and results of operations;

  •
  the potential impact of certain legal proceedings on operations at the Canadian Malartic mine; and

  •
  statements relating to the Company's acquisition of the Canadian exploration assets of Canadian Malartic Corporation ("CMC") and the closing timing and arrangements in connection therewith.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of the Company upon which the forward-looking statements in this prospectus and in the documents incorporated by reference herein are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out in this prospectus and in the documents incorporated by reference herein, as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, equipment failures, natural or man-made occurrences, accidents, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of the Company's mines and mine development and exploration projects proceed on a basis consistent with current expectations, and that the Company does not change its plans relating to such projects; that the exchange rates between the Canadian dollar, euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this prospectus; that prices for gold, silver, zinc and copper will be consistent with the Company's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with the Company's expectations; that production meets expectations; that the Company's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development or exploration projects; that the Company's plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment that affect the Company.

        The forward-looking statements in this prospectus reflect the Company's views as at the date of this prospectus and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set out under "Risk Factors" in this prospectus and the AIF, as well as in the Company's other filings with the CSA and the SEC. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This prospectus and the documents incorporated by reference herein contain information regarding anticipated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne in respect of the Company or at certain of the Company's projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

PROSPECTUS SUMMARY

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this prospectus. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at December 22, 2017.

 The Company

        The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production. Since its formation on June 1, 1972, the Company has produced approximately 15.7 million ounces of gold.

        The Company's strategy is to deliver high quality growth while maintaining high performance standards in health, safety, environmental matters and social acceptability; build a strong pipeline of projects to drive future production; and employ the best people and motivate them to reach their potential. Over the past eight years, the Company transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with seven operating, 100% owned mines, one operating 50% owned mine, and the Meliadine advanced development project. The Company plans to pursue opportunities for growth in gold production and gold reserves through the prudent acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

        In 2016, the Company produced 1,662,888 ounces of gold at production costs per ounce of $621, total cash costs per ounce on a by-product basis of $573 and at all-in sustaining costs per ounce of $824 on a by-product basis. For 2017, the Company expects production to exceed 1.68 million ounces of gold at total cash costs per ounce on a by-product basis between $570 and $600 and at all-in sustaining costs per ounce on a by-product basis between $820 and $870. During the nine-month period ended September 30, 2017, the Company produced 1,300,321 ounces of gold at production costs per ounce of $596, total cash costs per ounce on a by-product basis of $547 and at all-in sustaining costs per ounce on a by-product basis of $772. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

Recent Developments

  Credit Facility Amendment

        On October 25, 2017, the Company amended its $1.2 billion credit facility to extend the maturity date from June 22, 2021 to June 22, 2022.

  Canadian Malartic Legal Proceedings

        On August 2, 2016, Canadian Malartic GP (the "Partnership"), a general partnership jointly owned by the Company and Yamana Gold Inc. ("Yamana"), was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017. The plaintiffs have since announced that they intend to file an application for leave to appeal this declaratory judgment. On December 11, 2017, hearings were completed in respect of certain preliminary matters, including the Partnership's application for partial dismissal of the class action. The Company and the Partnership will take all necessary steps to defend themselves from this lawsuit.

        On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Company and the Partnership have reviewed the injunction request, consider the request without merit and will take all reasonable steps to defend against this injunction. These measures include a motion for the dismissal of the application for injunction, which has been filed and will be heard at a date to be determined. While at this time the potential impacts of the injunction cannot be definitively determined, the Company expects that if the injunction were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in production.

        On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. The Company and the Partnership have reviewed the application for judicial review, consider the application without merit and will take all reasonable steps to defend against this application. The hearing on the merits is scheduled to take place in October 2018. While the Company believes it is highly unlikely that the annulment will be granted, the Company expects that if the annulment were to be granted, there would be a negative impact on the operations of the Canadian Malartic mine, which could include a reduction in anticipated future production.

  Asset Purchase Transaction with Canadian Malartic Corporation

        Pursuant to an asset purchase agreement (the "Purchase Agreement") between the Company, CMC and Yamana dated December 21, 2017, the Company has agreed to acquire all of CMC's Canadian exploration assets, including the Kirkland Lake and Hammond Reef Gold projects in Ontario and Quebec. CMC is a corporation 50-50 owned and operated by the Company and Yamana. The transaction is being structured as an asset deal, whereby the Company will acquire all of Yamana's indirect 50% interest in the Canadian exploration assets of CMC, giving the Company 100% ownership of CMC's interest in the assets on closing of the transaction. The effective purchase price after the distribution of the sale proceeds by CMC to its shareholders will be $162.5 million in cash.

        Under the proposed transaction, the Company will acquire 100% of CMC's Canadian exploration assets located in Ontario and Québec, other than CMC's interests in the Partnership and the Canadian Malartic mine. The Kirkland Lake project covers approximately 27,291 hectares in northeastern Ontario and mineral reserves and mineral resources have been outlined on several properties. Key deposits in the Kirkland Lake area include: Upper Beaver, Anoki and McBean, Amalgamated Kirkland (AK) and Upper Canada. Hammond Reef is an advanced stage gold project covering approximately 31,145 hectares in northwestern Ontario. The project contains well defined mineral resources.

        The initial closing is expected to occur by March 31, 2018, with subsequent closings thereafter as CMC obtains the requisite consents to transfer. The transaction is subject to notification under the Competition Act (Canada) and the receipt of government, First Nations and other third party consents. Under the Purchase Agreement, if the Company sells any of the Kirkland Lake and Hammond Reef properties during the 24-month period from the date of the Agreement, Yamana will participate in any increase in net proceeds received by the Company in the sale.

RISK FACTORS

        An investment in the Securities involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus and the documents incorporated by reference herein, including the relevant Prospectus Supplement, and, in particular, should evaluate the risk factors set forth under the heading "Risk Factors" in the AIF. The risks described therein are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

 THE COMPANY

Overview of the Company

        The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production. Since its formation on June 1, 1972, the Company has produced approximately 15.7 million ounces of gold.

        The Company's strategy is to deliver high quality growth while maintaining high performance standards in health, safety, environmental matters and social acceptability; build a strong pipeline of projects to drive future production; and employ the best people and motivate them to reach their potential. Over the past eight years, the Company transformed itself from a regionally focused, single mine producer to a multi-mine international gold producer with seven operating, 100% owned mines, one operating 50% owned mine, and the Meliadine advanced development project.

        The Company announced on February 15, 2017 that it intends to build mining operations at the Amaruq satellite deposit at Meadowbank and the Meliadine project, both of which are expected to commence mining operations in the third quarter of 2019.

        The following table sets out the date of acquisition, the date of commencement of construction, the date of achieving commercial production and the estimated mine life for the Company's mines.

Mine	Date of Acquisition(1)	Date of Commencement of Construction	Date of achieving Commercial Production	Estimated Mine Life(2)
LaRonde mine	1992	1985	1988	2024
Lapa mine	June 2003	June 2006	May 2009	2018
Goldex mine(3)	December 1993	July 2012	October 2013	2025
Canadian Malartic mine	June 2014	n/a	May 2011	2026
Kittila mine	November 2005	June 2006	May 2009	2034
Meadowbank mine(4)	April 2007	Pre-April 2007	March 2010	2019
Pinos Altos mine	March 2006	August 2007	November 2009	2023
La India mine	November 2011	September 2012	February 2014	2022

Notes:

(1)
Date when 100% ownership was acquired, other than the Canadian Malartic mine which is the date when current 50% ownership was acquired.

(2)
Estimated end date for gold production based on the Company's current life of mine plans. The estimated mine life at Meadowbank includes production from the Amaruq satellite deposit at Meadowbank.

(3)
Construction of infrastructure for purposes of mining the Goldex Extension Zone (the "GEZ") commenced in July 2005 and the GEZ achieved commercial production in August 2008. Mining operations on the GEZ have been suspended since October 2011. In late 2013, mining and production began from the M and E Zones of the Goldex mine.

(4)
Does not include Amaruq satellite deposit.

        In 2016, the Company produced 1,662,888 ounces of gold at production costs of $621, total cash costs per ounce on a by-product basis of $573 and at all-in sustaining costs per ounce on a by-product basis of $824. For 2017, the Company expects production to exceed 1.68 million ounces of gold at total cash costs per ounce on a by-product basis between $570 and $600 and at all-in sustaining costs per ounce on a by-product basis between $820 and $870. During the nine-month period ended September 30, 2017, the Company produced 1,300,321 ounces of gold at production costs per ounce of $596, total cash costs per ounce on a by-product basis of $547 and at all-in sustaining costs per ounce on a by-product basis of $772. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-GAAP measures total cash costs per ounce and all-in sustaining costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

        The Company operates through three business units: Northern Business, Southern Business and Exploration.

        The Company's Northern Business is comprised of the Company's operations in Canada and Finland. The Company's Canadian properties include the LaRonde mine, the Lapa mine, the Goldex mine, the Meadowbank mine (including the Amaruq satellite deposit) and the Meliadine project, each of which is a 100% interest held directly by the Company, and a 50% interest in the Canadian Malartic mine, which is held indirectly through a wholly-owned subsidiary of the Company. The Company's operations in Finland are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which owns the Kittila mine. In 2016, the Northern Business accounted for approximately 79% of the Company's gold production. In 2017, the Company anticipates that the Northern Business will account for approximately 80% of the Company's gold production.

        The Company's Southern Business is comprised of the Company's operations in Mexico. The Company's Pinos Altos mine, including the Creston Mascota deposit, is held through its indirect subsidiary, Agnico Eagle Mexico, S.A. de C.V. The La India mine is owned by the Company's indirect subsidiary, Agnico Sonora, S.A. de C.V. In 2016, the Southern Business accounted for approximately 21% of the Company's gold production. In 2017, the Company anticipates that the Southern Business will account for approximately 20% of the Company's gold production.

        The Company's Exploration group focuses primarily on the identification and evaluation of new mineral reserves and mineral resources and new development opportunities in politically stable and proven gold producing regions. Current exploration activities are concentrated in Canada, Europe, Latin America and the United States. Several projects were evaluated during 2016 and 2017 in these regions where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages 84 properties in Canada, four properties in the United States, three groups of properties in Finland, two properties in Sweden and 21 properties in Mexico. Exploration activities are managed from offices in: Val d'Or, Quebec; Reno, Nevada; Chihuahua, Hermosillo and Jalisco, Mexico; Kittila, Finland; Storuman, Sweden; and Vancouver, British Columbia.

        The Company's executive and registered office is located at 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7; telephone: (416) 947-1212; website: http://www.agnicoeagle.com. The information contained on the website is not part of this prospectus.

Mineral Reserve and Mineral Resource Estimates

        SEC guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. Given the commodity price environment, the Company has decided to use price assumptions that are below the three-year averages for its estimates of mineral reserves and mineral resources. The assumptions used for the Company's 2016 mineral reserves and mineral resources estimate at all mines and advanced projects reported by the Company in this prospectus (other than the Meliadine project, the Canadian Malartic mine and the Upper Beaver project) were $1,150 per ounce gold, $16.50 per ounce silver, $0.95 per pound zinc, $2.15 per pound copper and exchange rates of C$1.20 per $1.00, 16.00 Mexican pesos per $1.00 and $1.15 per €1.00; provided, however, that due to the shorter remaining mine life for the Lapa and Meadowbank mines in Canada, and the Creston Mascota deposit and Santo Nino pit at the Pinos Altos mine in Mexico, the exchange rates used for the mineral reserve and mineral resource estimates at these properties were C$1.30 per $1.00 and 16.00 Mexican pesos per $1.00 (other assumptions unchanged). At the Meliadine project, the assumptions remained the same as at December 2015, which were $1,100 per ounce gold and an exchange rate of C$1.16 per $1.00. The assumptions used at the Canadian Malartic mine and the Upper Beaver project were $1,200 per ounce gold and $2.75 per pound copper; a cut-off grade at the Canadian Malartic mine between 0.33 g/t and 0.37 g/t gold (depending on the deposit); a C$125/tonne net smelter return for the Upper Beaver project; and an exchange rate of C$1.25 per $1.00. For information regarding the estimation of the Company's mineral reserves and mineral resources, see "Operations and Production — Mineral Reserves and Mineral Resources" in the AIF and "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus.

        Set out below are the Company's mineral reserve and mineral resource estimates as of December 31, 2016, as estimated in accordance with NI 43-101 (tonnages and contained gold quantities are rounded to the nearest thousand).

 MINERAL RESERVES

OPERATIONS

		PROVEN			PROBABLE			PROVEN & PROBABLE

GOLD	OWNERSHIP	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au

LaRonde (underground)	100%	5,833	4.91	921	11,758	5.64	2,132	17,591	5.40	3,053
LaRonde Zone 5 (underground)	100%	2,836	2.12	194	3,429	2.08	230	6,265	2.10	423
Canadian Malartic (open pit)	50%	25,560	0.95	785	76,274	1.13	2,764	101,834	1.08	3,548
Goldex (underground)	100%	294	1.47	14	16,507	1.64	872	16,801	1.64	886
Akasaba West (open pit)	100%	—	—	—	4,942	0.89	142	4,942	0.89	142
Lapa (underground)	100%	259	4.58	38	—	—	—	259	4.58	38
Meadowbank (open pit)	100%	1,704	1.75	96	6,515	2.94	615	8,219	2.69	711
Meliadine (open pit)		34	7.31	8	4,001	5.00	644	4,035	5.02	652
Meliadine (underground)		—	—	—	10,494	8.20	2,766	10,494	8.20	2,766
Meliadine Total	100%	34	7.31	8	14,495	7.32	3,410	14,529	7.32	3,417
Upper Beaver (underground)	50%	—	—	—	3,996	5.43	698	3,996	5.43	698
Kittila (underground)	100%	1,148	4.19	155	28,907	4.65	4,325	30,055	4.64	4,479
Pinos Altos (open pit)		180	0.85	5	2,525	2.07	168	2,705	1.99	173
Pinos Altos (underground)		3,331	2.79	299	11,364	2.61	953	14,696	2.65	1,251
Pinos Altos Total	100%	3,512	2.69	304	13,889	2.51	1,120	17,401	2.55	1,424
Creston Mascota (open pit)	100%	65	0.94	2	2,426	1.29	100	2,491	1.28	102
La India (open pit)	100%	213	0.61	4	43,756	0.72	1,016	43,969	0.72	1,020
Total		41,458	1.89	2,520	226,895	2.39	17,423	268,353	2.31	19,943

SILVER	OWNERSHIP	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag

LaRonde (underground)	100%	5,833	18.31	3,434	11,758	19.56	7,393	17,591	19.14	10,827
Pinos Altos (open pit)		180	67.77	393	2,525	59.81	4,856	2,705	60.34	5,249
Pinos Altos (underground)		3,331	75.26	8,061	11,364	67.92	24,817	14,696	69.59	32,878
Pinos Altos Total	100%	3,512	74.88	8,454	13,889	66.45	29,673	17,401	68.15	38,127
Creston Mascota (open pit)	100%	65	8.07	17	2,426	11.44	892	2,491	11.35	909
La India (open pit)	100%	213	14.67	100	43,756	2.57	3,615	43,969	2.63	3,716
Total		—	—	12,006	—	—	41,573	—	—	53,579

COPPER	OWNERSHIP	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu

LaRonde (underground)	100%	5,833	0.24	13,736	11,758	0.24	28,589	17,591	0.24	42,325
Akasaba West (open pit)	100%	—	—	—	4,942	0.50	24,851	4,942	0.50	24,851
Upper Beaver (underground)	50%	—	—	—	3,996	0.25	9,990
Total		—	—	13,736	—	—	63,430	—	—	77,166

ZINC	OWNERSHIP	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn

LaRonde (underground)	100%	5,833	0.41	23,706	11,758	1.10	128,864	17,591	0.87	152,569
Total		—	—	23,706	—	—	128,864	—	—	152,569

 MINERAL RESOURCES

OPERATIONS

		MEASURED			INDICATED			MEASURED AND INDICATED			INFERRED

GOLD	OWNERSHIP	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au

LaRonde (underground)	100%	—	—	—	5,688	3.27	598	5,688	3.27	598	7,701	6.68	1,655
LaRonde Zone 5 (underground)	100%	—	—	—	8,897	2.49	712	8,897	2.49	712	2,873	5.28	488
Ellison (underground)	100%	—	—	—	653	3.25	68	653	3.25	68	2,346	3.41	257
Canadian Malartic (open pit)	50%	2,001	1.34	86	11,121	1.56	559	13,122	1.53	644	4,599	1.46	216
Odyssey (underground)	50%	—	—	—	—	—	—	—	—	—	10,343	2.15	714
Goldex (underground)	100%	12,360	1.86	739	17,949	1.80	1,038	30,309	1.82	1,777	21,882	1.60	1,129
Akasaba West (open pit)	100%	—	—	—	2,484	0.66	53	2,484	0.66	53	—	—	—
Lapa (underground)	100%	85	5.29	14	693	4.09	91	778	4.22	105	652	7.55	158
Zulapa (open pit)	100%	—	—	—	—	—	—	—	—	—	391	3.14	39
Swanson (open pit)	100%	—	—	—	504	1.93	31	504	1.93	31	—	—	—
Meadowbank (open pit)	100%	587	1.00	19	3,099	2.28	227	3,686	2.07	246	1,142	3.13	115
Amaruq (open pit)		—	—	—	16,925	3.88	2,109	16,925	3.88	2,109	4,931	4.81	763
Amaruq (underground)		—	—	—	—	—	—	—	—	—	6,814	6.22	1,362
Amaruq Total	100%	—	—	—	16,925	3.88	2,109	16,925	3.88	2,109	11,745	5.63	2,125
Meliadine (open pit)		—	—	—	7,867	4.24	1,072	7,867	4.24	1,072	1,054	5.35	181
Meliadine (underground)		—	—	—	12,911	5.38	2,234	12,911	5.38	2,234	13,656	7.68	3,371
Meliadine Total	100%	—	—	—	20,778	4.95	3,306	20,778	4.95	3,306	14,710	7.51	3,552
Hammond Reef (open pit)	50%	82,831	0.70	1,862	21,377	0.57	389	104,208	0.67	2,251	251	0.74	6
Upper Beaver (underground)	50%	—	—	—	1,818	3.45	202	1,818	3.45	202	4,344	5.07	708
AK (underground)	50%	—	—	—	634	6.51	133	634	6.51	133	1,187	5.32	203
Anoki/McBean (underground)	50%	—	—	—	934	5.33	160	934	5.33	160	1,263	4.70	191
Kittila (open pit)		—	—	—	229	3.41	25	229	3.41	25	373	3.89	47
Kittila (underground)		1,607	2.45	127	18,885	2.95	1,794	20,492	2.91	1,920	10,686	4.06	1,395
Kittila Total	100%	1,607	2.45	127	19,114	2.96	1,819	20,721	2.92	1,946	11,059	4.05	1,442
Kuotko, Finland (open pit)	100%	—	—	—	—	—	—	—	—	—	396	2.88	37
Kylmäkangas, Finland (underground)	100%	—	—	—	—	—	—	—	—	—	1,896	4.11	250
Barsele, Sweden (open pit)											4,057	1.02	133
Barsele, Sweden (underground)											7,887	2.08	528
Barsele Total	55%										11,944	1.72	661
Pinos Altos (open pit)		—	—	—	236	1.07	8	236	1.07	8	5,984	0.61	117
Pinos Altos (underground)		—	—	—	13,751	1.63	721	13,751	1.63	721	3,241	2.52	262
Pinos Altos Total	100%	—	—	—	13,988	1.62	730	13,988	1.62	730	9,225	1.28	380
Creston Mascota (open pit)	100%	—	—	—	4,292	1.01	139	4,292	1.01	139	1,332	0.72	31
La India (open pit)	100%	11,127	0.24	85	63,081	0.39	783	74,208	0.36	869	92,631	0.38	1,132
El Barqueno (open pit)	100%	—	—	—	8,469	1.11	301	8,469	1.11	301	7,210	1.56	362
Total		110,598	0.82	2,933	222,497	1.88	13,446	333,095	1.53	16,378	221,119	2.23	15,850

SILVER	OWNERSHIP	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag

LaRonde (underground)	100%	—	—	—	5,688	20.51	3,751	5,688	20.51	3,751	7,701	14.48	3,584
Kylmäkangas, Finland (underground)	100%	—	—	—	—	—	—	—	—	—	1,896	31.11	1,896
Pinos Altos (open pit)		—	—	—	236	20.40	155	236	20.40	155	5,984	20.94	4,029
Pinos Altos (underground)		—	—	—	13,751	40.57	17,935	13,751	40.57	17,935	3,241	41.87	4,363
Pinos Altos Total	100%	—	—	—	13,988	40.22	18,090	13,988	40.22	18,090	9,225	28.30	8,392
Creston Mascota (open pit)	100%	—	—	—	4,292	16.98	2,343	4,292	16.98	2,343	1,332	11.54	494
La India (open pit)	100%	11,127	2.37	847	63,081	0.70	1,421	74,208	0.95	2,267	92,631	0.39	1,153
El Barqueno (open pit)	100%	—	—	—	8,469	4.35	1,183	8,469	4.35	1,183	7,210	4.50	1,043
Total		—	—	847	—	—	26,787	—	—	27,634	—	—	16,561

COPPER	OWNERSHIP	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu

LaRonde (underground)	100%	—	—	—	5,688	0.21	11,676	5,688	0.21	11,676	7,701	0.25	19,589
Akasaba West (open pit)	100%	—	—	—	2,484	0.40	9,941	2,484	0.40	9,941	—	—	—
Upper Beaver (underground)	50%	—	—	—	1,818	0.14	2,567	1,818	0.14	2,567	4,344	0.20	8,642
Total		—	—	—	—	—	24,184	—	—	24,184	—	—	28,231

ZINC	OWNERSHIP	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn

LaRonde (underground)	100%	—	—	—	5,688	0.93	52,850	5,688	0.93	52,850	7,701	0.60	46,358
Total		—	—	—	—	—	52,850	—	—	52,850	—	—	46,358

Note: Complete information on the verification procedures, quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this prospectus and definitions of certain terms used herein may be found in: the AIF under the captions "Operations and Production — Mineral Reserves and Mineral Resources" and "Glossary of Selected Mining Terms"; the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with the CSA on SEDAR on March 23, 2005; the Technical Report on the Lapa Gold Project, Cadillac Township, Quebec, Canada filed with the CSA on SEDAR on June 8, 2006; the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the CSA on SEDAR on November 1, 2012; the Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property dated June 16, 2014, filed with the CSA on SEDAR on August 13, 2014 (the "Canadian Malartic Technical Report"); the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland, filed with the CSA on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Mine, Nunavut, Canada as at December 31, 2011 filed with the CSA on SEDAR on March 23, 2012; the Updated Technical Report on the Meliadine Gold Project, Nunavut, Canada dated February 11, 2015, filed with the CSA on March 12, 2015; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on the Mineral Resources and Reserves as of December 31, 2008 filed with the CSA on SEDAR on March 25, 2009; and the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico, dated August 31, 2012, filed with the CSA on SEDAR on October 12, 2012.

        In the tables above setting out mineral reserve and mineral resource information about the Company's mineral projects, and elsewhere in this prospectus and in the documents incorporated by reference herein, the total contained gold ounces stated do not include equivalent gold ounces for by-product metals contained in the mineral reserve or mineral resource. Mineral reserves are not reported as a subset of mineral resources. Tonnage amounts and contained metal amounts presented in these tables have been rounded, so aggregate amounts may differ from column totals. The Canadian Malartic mine and Upper Beaver project mineral reserve and mineral resource estimates represent Agnico Eagle's 50% interest in the properties. For all mineral reserves and mineral resources other than inferred mineral resources and mineral reserves and mineral resources held by CMC and at the Canadian Malartic mine, the reported metal grades in the estimates reflect dilution after mining recovery. For the mineral reserves and mineral resources at the Canadian Malartic mine and the Upper Beaver project, the reported metal grades in the estimates of the measured and indicated mineral resources do not reflect dilution after mining recovery. The mineral reserve and mineral resource figures disclosed in this prospectus and in the documents incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the Company's share and loan capital, on a consolidated basis, since September 30, 2017, the date of the Company's most recently filed financial statements.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

 PRIOR SALES

        Since December 1, 2016 the Company has issued common shares, or securities convertible into common shares, as follows:

Month of Issue	Number of Securities Issued	Issue/Exercise Price (C$)		Reason for Issuance
December 2016	188		$54.03	Issue under the Dividend Re-investment Plan
	58,544	US$	38.31	Issue under the Dividend Re-investment Plan
	12	US$	40.33	Issue under the Dividend Re-investment Plan
	15,900		$37.05	Exercise of Options
January 2017	94,586		$54.66	Issue under the Employee Share Purchase Plan
	4,509	US$	40.74	Issue under the Employee Share Purchase Plan
	1,717,850		$56.45	Option Grant
	272,040	US$	42.00	Option Grant
	124,125		$28.03	Exercise of Options
	76,825		$28.92	Exercise of Options
	32,623		$36.37	Exercise of Options
	15,000		$37.05	Exercise of Options
	2,000		$52.13	Exercise of Options
	4,750		$56.45	Exercise of Options
	3,000	US$	26.28	Exercise of Options
	2,500	US$	26.38	Exercise of Options
	14,000	US$	36.32	Exercise of Options
February 2017	17,000		$61.32	Option Grant
	48,625		$28.03	Exercise of Options
	47,387		$28.92	Exercise of Options
	20,675		$36.37	Exercise of Options
	10,800		$52.13	Exercise of Options
	8,689		$56.45	Exercise of Options
	500	US$	24.89	Exercise of Options
	1,000	US$	26.28	Exercise of Options
	1,000	US$	42.00	Exercise of Options
March 2017	200		$57.29	Issue under the Dividend Re-Investment Plan
	70,330	US$	40.46	Issue under the Dividend Re-Investment Plan
	23	US$	42.59	Issue under the Dividend Re-Investment Plan
	8,000		$28.03	Exercise of Options
	14,284		$28.92	Exercise of Options
	4,937		$36.37	Exercise of Options
	1,250		$56.45	Exercise of Options
	1,000	US$	24.89	Exercise of Options
	1,900	US$	26.28	Exercise of Options
	1,000	US$	26.38	Exercise of Options
	1,000	US$	42.00	Exercise of Options
	5,003,412	US$	43.97	Common Share Sale
April 2017	89,145		$57.98	Issue under the Employee Share Purchase Plan
	5,407	US$	43.43	Issue under the Employee Share Purchase Plan
	15,125		$28.03	Exercise of Options
	18,456		$28.92	Exercise of Options
	15,500		$36.37	Exercise of Options
	1,500		$40.66	Exercise of Options
	3,700		$52.13	Exercise of Options
	1,063		$56.45	Exercise of Options

Month of Issue	Number of Securities Issued	Issue/Exercise Price (C$)		Reason for Issuance
May 2017	15,000		$66.57	Stock Option Grant
	154,500		$28.03	Exercise of Options
	90,860		$28.92	Exercise of Options
	56,250		$36.37	Exercise of Options
	625		$36.41	Exercise of Options
	6,000		$40.66	Exercise of Options
	164,500		$52.13	Exercise of Options
	27,882		$56.45	Exercise of Options
	25,950	US$	24.89	Exercise of Options
	18,000	US$	26.28	Exercise of Options
	27,000	US$	26.38	Exercise of Options
June 2017	94		$65.54	Issue under the Dividend Re-Investment Plan
	30	US$	49.34	Issue under the Dividend Re-Investment Plan
	91,530	US$	46.87	Issue under the Dividend Re-Investment Plan
	10,500		$28.03	Exercise of Options
	20,630		$28.92	Exercise of Options
	4,250		$36.37	Exercise of Options
	23,150		$52.13	Exercise of Options
	5,500		$56.45	Exercise of Options
	13,900	US$	24.89	Exercise of Options
	1,500	US$	26.28	Exercise of Options
	1,000	US$	26.38	Exercise of Options
	750	US$	42.00
July 2017	89,566		$60.36	Issue under the Employee Share Purchase Plan
	5,427	US$	46.09	Issue under the Employee Share Purchase Plan
	200		$28.92	Exercise of Options
August 2017	4,800		$28.03	Exercise of Options
	5,266		$28.92	Exercise of Options
	4,925		$36.37	Exercise of Options
	500		$52.13	Exercise of Options
	12,500	US$	26.38	Exercise of Options
September 2017	87		$61.67	Issue under the Dividend Re-Investment Plan
	114,896	US$	48.10	Issue under the Dividend Re-Investment Plan
	7,000		$28.03	Exercise of Options
	4,200		$28.92	Exercise of Options
	3,700		$36.37	Exercise of Options
	46,900		$52.13	Exercise of Options
	900		$56.45	Exercise of Options
	8,350	US$	24.89	Exercise of Options
	14,350	US$	26.28	Exercise of Options
	3,910	US$	42.00
October 2017	92,755		$57.08	Issue under the Employee Share Purchase Plan
	6,265	US$	46.02	Issue under the Employee Share Purchase Plan
	500		$28.03	Exercise of Options
	1,150		$28.92	Exercise of Options
	4,500		$36.37	Exercise of Options
	1,000		$52.13	Exercise of Options
November 2017	1,200		$28.92	Exercise of Options
	750		$36.37	Exercise of Options
	12,100		$52.13	Exercise of Options
	4,500		$56.45	Exercise of Options
	200	US$	26.28	Exercise of Options
	70,000	US$	26.38	Exercise of Options
December 2017	239		$55.17	Issue under the Dividend Re-Investment Plan
(to December 21, 2017)	58	US$	42.99	Issue under the Dividend Re-Investment Plan
	125,392	US$	40.84	Issue under the Dividend Re-Investment Plan
	1,100		$28.03	Exercise of Options
	500		$28.92	Exercise of Options
	100,650		$52.13	Exercise of Options

 TRADING PRICE AND VOLUME OF COMMON SHARES

        The Company's common shares are listed and traded in Canada on the TSX and in the United States on the NYSE.

        The following table sets out the high and low sale prices and the average daily trading volume for composite trading of the Company's common shares on the TSX since December 1, 2016.

Month	High (C$)	Low (C$)	Average Daily Volume
December 2016	60.00	46.91	1,385,264
January 2017	62.98	55.63	1,158,896
February 2017	67.41	55.32	1,129,025
March 2017	60.90	52.85	1,117,363
April 2017	65.56	56.62	1,076,401
May 2017	68.76	61.76	1,124,465
June 2017	68.13	57.91	1,061,886
July 2017	62.09	55.55	804,187
August 2017	64.85	56.17	1,016,846
September 2017	64.19	56.18	1,016,061
October 2017	60.66	55.35	860,025
November 2017	59.25	55.19	789,291
December 2017 (to December 21, 2017)	56.98	52.36	1,401,738

        The following table sets out the high and low sale prices and the average daily trading volume for composite trading of the Company's common shares on the NYSE since December 1, 2016.

Month	High ($)	Low ($)	Average Daily Volume
December 2016	44.67	35.05	1,982,900
January 2017	48.27	41.38	1,804,811
February 2017	51.21	41.80	1,707,688
March 2017	45.49	39.30	1,850,115
April 2017	47.97	42.26	1,866,175
May 2017	50.59	44.94	1,642,979
June 2017	50.58	44.63	1,435,908
July 2017	49.71	43.19	1,476,140
August 2017	51.86	44.28	1,391,075
September 2017	51.85	45.17	1,287,826
October 2017	47.32	43.65	1,336,036
November 2017	46.30	43.13	1,139,005
December 2017 (to December 21, 2017)	44.80	40.70	1,471,201

        On December 21, 2017, the closing price of the common shares was C$56.74 on the TSX and $44.54 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

 EARNINGS COVERAGE

        In accordance with the requirements of the CSA, the following consolidated earnings coverage ratios have been calculated for the 12-month periods ended September 30, 2017 and December 31, 2016 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since those dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and interest requirements do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such debt securities are not currently known. The information presented herein for the 12-month period ended September 30, 2017 is based on unaudited financial information.

	12 Months Ended September 30, 2017	12 Months Ended December 31, 2016
Interest requirements(1)	69,517	65,084
Earnings before interest expense and taxes(1)	472,454	343,102
Earnings coverage	6.8	5.3

(1)
In thousands of U.S. dollars.

        If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

        The authorized capital of the Company consists of an unlimited number of common shares, of which 232,636,120 were issued and outstanding as of the close of business on December 21, 2017. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares.

DIVIDENDS

        The Company's current policy is to pay quarterly dividends on its common shares and, on October 25, 2017, the Company declared a quarterly cash dividend of $0.11 per common share, payable on December 15, 2017. On March 15, 2017, June 15, 2017 and September 15, 2017, the Company paid a quarterly cash dividend of $0.10 per common share. Although the Company expects to continue paying a cash dividend, future dividends will be at the discretion of the board of directors of the Company and will be subject to factors such as the Company's earnings, financial condition and capital requirements. The Company's bank credit facility contains a covenant that restricts the Company's ability to declare or pay dividends if certain events of default under the bank credit facility have occurred and are continuing.

DESCRIPTION OF DEBT SECURITIES

General

        The Company may issue debt securities in one or more series under one or more indentures, in each case between the Company and a trustee to be determined by the Company and named in the Prospectus Supplement for such debt securities. A copy of a form of base indenture has been filed with the SEC as an exhibit to the registration statement on Form F-10. A copy of any indenture or supplement thereto entered into by the Company will be filed with securities regulatory authorities and will be available on the Company's SEDAR profile at www.sedar.com. Unless the context otherwise indicates, when the Company refers to the "indenture" in this prospectus in respect of a particular series of debt securities, it is referring to the base indenture, as supplemented by any supplemental indenture applicable to such series.

        The following summary describes certain general terms of the debt securities and certain provisions of the base indenture, although it does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Prospectus Supplement relating to such debt securities. The Company will summarize in the applicable Prospectus Supplement certain terms of the debt securities being offered thereby and the relevant indenture, which may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

        The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

        References to the "Company" in this description of debt securities mean Agnico Eagle Mines Limited but not any of its unrestricted subsidiaries as defined and designated in accordance with the applicable Prospectus Supplement for such debt securities.

        The base indenture will not limit the amount of debt securities the Company can issue under the indenture and will not limit the amount of other indebtedness the Company may incur. The Company may issue debt securities from time to time in separate series.

        The Prospectus Supplement for any series of debt securities the Company offers will describe the specific terms of such debt securities, which may include any of the following:

  •
  the title of that series;

  •
  the percentage of the principal amount at which the debt securities will be issued;

  •
  the maturity date of the debt securities;

  •
  the relative ranking of that series, whether payment on the debt securities will be senior or subordinated to its other liabilities and obligations and the terms of any subordination provisions;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  any limit on the aggregate principal amount that may be issued in respect of that series;

  •
  the price at which the series will be issued or whether the securities will be issued on a non-fixed price basis;

  •
  whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates interest will be payable and the record dates for interest payments or the method for determining such dates;

  •
  the place or places the Company will pay interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether the Company has the option of redeeming or repurchasing the debt securities and the price, period and the terms and conditions applicable to any such redemption;

  •
  any authenticating agent, paying agent, transfer agent or security registrar in respect of the debt securities;

  •
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any mandatory sinking fund or other provisions, or at the option of a holder;

  •
  the denominations in which the Company will issue the debt securities;

  •
  the currency or currencies in which the debt securities are being sold and in which the principal of, and interest, premium or other amounts, if any, on, such debt securities will be payable and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the debt securities in registered form or bearer form or both;

  •
  changes or additions to events of default;

  •
  the applicability of, changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  special rights held by the holders of the debt securities if specified events occur;

  •
  the terms for any conversion or exchange of the debt securities for any other securities;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  provisions permitting or restricting the issuance of additional securities, the incurring of additional indebtedness and other material negative covenants;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

  •
  any other specific material terms, preferences, rights or limitations of, or restrictions on, the debt securities.

        The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit.

        The Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created). In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian or United States federal income tax consequences and other special considerations.

        Unless stated otherwise in the applicable Prospectus Supplement, the Company expects that it will issue debt securities in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Ranking

        The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable Prospectus Supplement. Unless otherwise provided in an applicable Prospectus Supplement, if the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they may be senior or junior to, or rank parri passu, with the other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

Payment and Transfer

        Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) debt securities of a particular series in the designated currency against surrender of the debt securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any installment of interest on debt securities to the persons in whose names the debt securities are registered. Unless otherwise indicated in the applicable Prospectus Supplement, places of payment of principal of (and premium or other amounts, if any) and interest will be made at the corporate trust office of the trustee by electronic transfer, mail or other means. Unless stated otherwise in the applicable Prospectus Supplement, holders may transfer or exchange fully registered debt securities without the payment of any service charge except for any tax or governmental charge.

Global Securities

        The Company may issue debt securities of a series in whole or in part in the form of one or more global securities which will be deposited with a depositary, or its nominee, identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. Unless and until it is exchanged in whole or in part for the individual debt securities and unless stated otherwise in the applicable Prospectus Supplement, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor.

Merger, Amalgamation or Consolidation

        The Company may not amalgamate or consolidate with or merge with or into any other person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless: (a) either (1) the Company is the continuing corporation or (2) the person (if other than the Company) formed by such consolidation or amalgamation or into which the Company is merged or the person which acquires by conveyance, transfer, lease or other disposition the properties and assets of the Company substantially as an entirety (i) is a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any province or territory thereof or (B) the laws of the United States or any State thereof or the District of Columbia, and (ii) assumes by operation of law or expressly assumes, by a supplemental indenture with respect to all debt securities of each series outstanding under the indenture, all of the obligations of the Company under such debt securities; and (b) immediately after giving effect to such transaction (and, to the extent applicable to any additional covenants of a particular series of debt securities, treating any debt which becomes an obligation of the Company or a subsidiary thereof in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default (each, as defined in the base indenture) shall have occurred and be continuing.

        In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the continuing corporation, the successor or continuing person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, the Company under the indenture, and thereafter the Company will, except in the case of a lease, be discharged from all obligations and covenants under the indenture and the outstanding debt securities of each series.

Events of Default

        Unless otherwise indicated in the applicable Prospectus Supplement, an Event of Default will occur if:

  •
  the Company fails to pay principal or any premium on any debt security of that series when it is due and payable;

  •
  the Company fails to pay interest or additional amounts, if any, on any debt security of that series for 30 days after the date when it is due and payable;

  •
  the Company or a material subsidiary fails to comply with or breaches any covenants of any of its other agreements relating to the debt securities or the indenture for 60 days after written notice by the trustee to the Company or written notice by holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding to the Company and the trustee;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for with respect to that series of debt securities.

        The Prospectus Supplement for a series of debt securities may include additional events of default or changes to the events of default described above.

        The trustee will give notice within a reasonable time (not exceeding 90 days) to the holders of debt securities of any default, unless such default is in respect of the payment of the principal (or premium, if any) on the debt securities and it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

        If an event of default for any series of debt securities occurs and is continuing, other than an event of default involving the Company's or a material subsidiary's bankruptcy, insolvency, or reorganization, or the appointment of a custodian out of court with respect to the Company, the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may require the Company to immediately repay the aggregate unpaid principal amount of the debt securities of the series by providing a notice in writing to the Company (and to the trustee, if given by the holders).

        If an event of default relates to events involving the Company's bankruptcy, insolvency or reorganization, the aggregate unpaid principal amount of all debt securities will become immediately due and payable without any action by the trustee or any holder. In either case, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind the accelerated payment requirement.

        Other than its duties in case of a default, the trustee will not be obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders give sufficient funds to the trustee and offer the trustee reasonable indemnity. If they provide such sufficient funds and reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

        The Company will be required to furnish to the trustee, within 120 days after the end of each fiscal year of the Company and otherwise upon the demand of the trustee, a certificate of certain principal officers of the Company as to the Company's compliance with all conditions and covenants under the indenture.

Defeasance

        Unless stated otherwise in the applicable Prospectus Supplement of a particular series of debt securities, the Company may, at its option, and at any time, elect to have its obligations (and any applicable guarantors) discharged with respect to all outstanding debt securities or all outstanding debt securities of any series. The Company refers to this discharge of obligations as "defeasance". Defeasance means that the Company (and any such guarantors) will be deemed to have paid and discharged the entire indebtedness represented by the applicable outstanding debt securities and to have satisfied its other obligations under the indenture with respect to those debt securities, except for (i) the rights of holders of such outstanding debt securities to receive, solely from the trust fund described in the paragraph below, payments in respect of the principal of (and premium, if any) and interest on such debt securities when such payments are due, (ii) the Company's obligations under the indenture with respect to such debt securities relating to the issuance of temporary debt securities, the registration, transfer and exchange of debt securities, the replacement of mutilated, destroyed, lost or stolen debt securities, the payment of certain additional amounts, the maintenance of any office or agency for payments in respect of such debt securities, the holding of money for security payments in trust and statements as to compliance with such indenture, (iii) the Company's obligations under the indenture in connection with the rights, powers, trusts, duties and immunities of the trustee, (iv) the defeasance provisions of the indenture and (v) the Company's right of redemption in the event of certain additional amounts becoming payable under certain circumstances.

        In addition, the Company may, at its option and at any time, elect to be released from its obligations (and to release any applicable guarantors from their obligations) with respect to certain covenants in respect of any series of debt securities under the indenture and any and all additional and different covenants identified in the applicable prospectus supplement of such series of debt securities (unless otherwise indicated in such applicable Prospectus Supplement) and any omission to comply with such obligations thereafter shall not constitute a Default or an Event of Default with respect to that series of debt securities. In the event the Company exercises such covenant defeasance in respect of a series, the events (excluding failure to pay and bankruptcy and insolvency events) described under the subsection entitled "  —Events of Default", as well as any additional and different Events of Default specified in the prospectus supplement of such series, will no longer constitute Events of Default with respect to the debt securities of such series.

        In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the trustee, in trust, cash in the currency or currencies in which such debt securities are payable, certain government obligations, or a combination thereof in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or chartered accountants, to pay the principal of (and premium, if any, on) and interest on the outstanding debt securities of such series on the stated maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest; (ii) in the case of defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the applicable supplemental indenture with respect to a series of debt securities, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of such series will not recognize income, gains or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) in the case of defeasance or covenant defeasance, the Company shall have delivered to the trustee an opinion of counsel in Canada to the effect that holders of the outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax (including withholding tax) purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as applicable, had not occurred (which condition may not be waived by any holder or the trustee); and (v) the Company must comply with certain other conditions.

Modification and Waiver

        Modifications and amendments to the indenture, including to any supplemental indenture relating to a series of debt securities, or the particular terms and conditions of any series of debt securities may be made by the Company (and any applicable guarantors) and the trustee, and will be made by the trustee on the request of the Company, with the consent of the holders of not less than a majority in aggregate principal amount of outstanding debt securities of each such series issued under the indenture to which such modification or amendment will apply; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such series affected thereby: (i) change the stated maturity of the principal of, or any installment of interest on, any such debt security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof, or change the coin or currency in which any such debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof (or, in the case of redemption, on or after the applicable redemption date); (ii) reduce the percentage in principal amount of outstanding debt securities of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the base indenture or the supplemental indenture applicable to such series or to waive certain defaults; or (iii) modify any of the provisions relating to the modification or amendment of the base indenture or the particular terms and conditions of such series which provisions require the consent of holders of outstanding debt securities of such series or relating to the waiver of past defaults, except to increase the percentage of outstanding debt securities of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the base indenture or the supplemental indenture applicable to such series cannot be modified or waived without the consent of the holder of each debt security of such series affected thereby.

        In addition, modifications and amendments to the indenture or the particular terms and conditions of any series of debt securities may be made by the Company (and any applicable guarantors) and the trustee without the consent of any holders of debt securities in order to, among other things, (i) provide certain additional rights or benefits to the holders of any series of debt securities, (ii) cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to the indenture or a series of debt securities, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of debt securities of any such series in any material respect, and (iii) give effect to any direction or other act of the holders of a series of debt securities permitted to be given, made or taken under the indenture.

        Any modification or amendment to the indenture or the particular terms and conditions of a series of debt securities that is permitted or authorized for a particular series will be binding on all holders of debt securities of that series notwithstanding whether a particular holder has approved it and, except as otherwise provided in any required approval for such modification or amendment, regardless of whether the holders of any other affected series of debt securities has approved it.

        The holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may, on behalf of all holders of the debt securities of such series, waive the Company's compliance with certain covenants and other provisions of the base indenture that apply to such series of debt securities and the supplemental indenture applicable to such series, including any existing default or Event of Default and its consequences under the base indenture and such supplemental indenture other than a default or Event of Default (i) in the payment of interest (or premium, if any) on, or the principal of, the debt securities of that series or (ii) in respect of a covenant or other provision that cannot be modified or amended without the consent of the holders of each outstanding debt security of that series.

The Trustee

        The trustee under the indenture or its affiliates may become the owner or pledgee of debt securities issued under the indenture and may otherwise deal with the Company with the same rights it would have if it were not the Trustee, subject to certain exceptions.

        If a material conflict of interest arises with respect to the trustee, the trustee shall, within 90 days of ascertaining that the conflict exists, either eliminate the conflict or resign.

Governing Law

        Unless stated otherwise in the applicable Prospectus Supplement, the indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

        The Company may issue warrants to purchase debt securities or common shares of the Company. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Unless the Prospectus Supplement otherwise indicates, warrants will be issued under, and governed by the terms of, one or more indentures that the Company will enter into with a warrant trustee or trustees that will be named in the Prospectus Supplement.

        The following sets forth certain general terms and provisions of the warrants that may be offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to these warrants, will be set out in the applicable Prospectus Supplement.

        The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the designation, number and terms of the common shares or debt securities purchasable on exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods on, after or during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

  •
  whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the warrants;

  •
  material Canadian and United States tax consequences of owning the warrants; and

  •
  any other material terms, preferences, rights or limitations of, or restrictions on, the warrants.

        Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities for which the warrants are exercisable.

        The Company may amend the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding warrants, as a group.

PLAN OF DISTRIBUTION

        The Company may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principal for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including, as applicable:

  •
  the name or names of any underwriters or agents;

  •
  the purchase price or prices, and form of consideration for, the Securities;

  •
  the proceeds to the Company from the sale of the Securities;

  •
  any underwriting discounts or commissions and other items constituting underwriters' compensation;

  •
  any delayed delivery arrangements; and

  •
  any securities exchanges on which the Securities may be listed.

        A Prospectus Supplement may also provide that the Securities sold thereunder will be "flow-through" securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The price at which the Securities may be offered may vary as between purchasers and during the distribution period. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

        Underwriters, dealers and agents that participate in the distribution of the Securities may be entitled under one or more agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and United States securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

        Unless otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

EXPERTS

        None of Alain Thibault, Eng., Alexandre Proulx, Eng., Camil Prince, Eng., Carl Pednault, Eng., Carol Plummer, Eng., Christian Provencher, P.Eng., Christian Roy, Eng., Daniel Doucet, Eng., Dany Laflamme, Eng., Denis Caron, Eng., Dominique Girard, Eng., Donald Gervais, P.Geo., Dyane Duquette, P.Geo., Francis Brunet, Eng., François Petrucci, P.Eng., François Robichaud, Eng., Guy Gosselin, P.Geo and P.Eng., Jean François Lagueux, Eng., Julie Larouche, P.Geo., Larry Connell, P.Eng., Louise Grondin, P.Eng., Marc Ruel, P.Geo., Michel Julien, P.Eng., Pathies Nawej Muteb, Eng., Paul Cousin, P.Eng., Pierre Matte, Eng., Richard Genest, P.Geo., Eng., Sylvain Boily, Eng., Sylvie Lampron, P.Eng. or Tim Haldane, P.Eng. (each, a "Qualified Person"), each of whom has prepared or certified a report under NI 43-101 or approved scientific and technical information referenced in this prospectus and in the documents incorporated by reference herein, has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, each of the Qualified Persons beneficially owns, directly or indirectly, less than one percent of any outstanding securities of the Company or any associate or affiliate of the Company. Each of the Qualified Persons is, or was at the time such person prepared or certified the relevant report under NI 43-101 or approved the relevant scientific and technical information, an officer or employee of the Company and/or one or more of its associates or affiliates.

        The auditors of the Company are Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, of Toronto, Ontario. Ernst & Young LLP report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board ("PCAOB"). Ernst & Young LLP is registered with the PCAOB. The Annual Financial Statements (as defined below) have been audited by Ernst & Young LLP and are incorporated by reference herein in reliance on their report given their authority as experts in accounting and auditing.

EXEMPTION

        Pursuant to Section 7.1 of National Instrument 44-102 — Shelf Distributions ("NI 44-102") and section 4.2(a)(vii) of National Instrument 44-101 — Short Form Prospectus Distributions, the Company is required to file a written consent for each of the Qualified Persons in connection with the filing of this prospectus. However, the Company has been unable to locate Alain Thibault, Eng. in order to obtain his written consent. Mr. Thibault is a Qualified Person named in the AIF as being one of the five co-authors of the Canadian Malartic Technical Report. At the time of co-authoring the Canadian Malartic Technical Report in 2014, Mr. Thibault was employed by the Partnership. Subsequent to co-authoring the Technical Report, Mr. Thibault resigned from his position with the Partnership. The Company has attempted to contact Mr. Thibault by telephone, electronically and through Mr. Thibault's subsequent employer, but has not received any response from Mr. Thibault.

        The Company has applied for an exemption from the requirement to file a written consent for Mr. Thibault in connection with the filing of (i) this prospectus, and (ii) each prospectus supplement relating to this prospectus that requires such a consent, provided that the Company is again unable to obtain a written consent from Mr. Thibault. Pursuant to section 11.2 of NI 44-102, the exemption will be evidenced by the issuance of a receipt for this prospectus.

LEGAL MATTERS

        Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than one percent of any securities of the Company or any associate or affiliate of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC are specifically incorporated by reference in, and form an integral part of, this prospectus:

  (a)
  the AIF;

  (b)
  the annual audited consolidated financial statements of the Company comprised of the consolidated balance sheets of the Company as at December 31, 2016 and December 31, 2015 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended December 31, 2016 and December 31, 2015, together with the notes thereto and the auditors' report thereon dated March 27, 2017 (the "Annual Financial Statements");

  (c)
  management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2016;

  (d)
  the management information circular prepared in connection with the Company's annual meeting of shareholders held on April 28, 2017;

  (e)
  the condensed interim unaudited consolidated financial statements of the Company comprised of the interim consolidated balance sheets of the Company as at September 30, 2017 and December 31, 2016 and the related interim consolidated statements of income and comprehensive income, equity and cash flows for the three and nine months ended September 30, 2017 and 2016, together with the notes thereto; and

  (f)
  management's discussion and analysis of financial condition and results of operations of the Company for the three and nine months ended September 30, 2017.

        All documents of the type referred to above, and any business acquisition reports and material change reports (excluding confidential material change reports), filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of the any distribution under this prospectus shall be deemed to be incorporated by reference into this prospectus.

        To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or Form 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. In addition, the Company may incorporate by reference into this prospectus documents that it files with or furnishes to the

SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent expressly provided therein.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the CSA during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained in this prospectus and in the documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities regulatory authorities in each of the provinces and territories of Canada and the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary, Agnico Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

AVAILABLE INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents the Company files with or furnishes to the SEC are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym "EDGAR", and may be accessed at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and certain of the experts named in this prospectus and the documents incorporated by reference herein are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company's Canadian counsel has advised the Company that a monetary judgment of a United States court predicated solely upon the civil liability provisions of United States federal securities laws would likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon the civil liability provisions of United States federal securities laws.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

        In an offering of warrants or convertible debt securities, original purchasers will have a contractual right of rescission against the Company in respect of the exercise or conversion of such warrants or convertible debt securities. The contractual right of rescission will entitle such original purchasers to receive from the Company, upon surrender of the underlying securities acquired upon the exercise or conversion of such warrants or convertible debt securities, the amount paid for the warrants or convertible debt securities (and any additional amount paid upon exercise or conversion), in the event that this prospectus, the applicable Prospectus Supplement or any amendment contains a misrepresentation, provided that: (i) the exercise or conversion takes place within 180 days of the date of the purchase of the warrants or convertible debt securities under this prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the warrants or convertible debt securities under this prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

        Purchasers of warrants or convertible debt securities are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants or convertible debt securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon exercise or conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of this right of action for damages or consult with a legal adviser.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; the consent of Ernst & Young LLP; the consent of each of the following Qualified Persons: Daniel Doucet, Eng., Donald Gervais, P. Geo., Sylvie Lampron, P.Eng., Guy Gosselin, P. Geo and P. Eng., Louise Grondin, P.Eng., Carol Plummer, Eng., Paul Cousin, P.Eng., Francis Brunet, Eng., Dominique Girard, Eng. and Christian Provencher, P.Eng.; the powers of attorney from the Company's directors and officers; and the form of indenture relating to the debt securities that may be issued under this prospectus.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the Business Corporations Act (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the Business Corporations Act (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the Business Corporations Act (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

II-1

EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
4.1	Registrant's annual information form for the year ended December 31, 2016, incorporated herein by reference from the Registrant's Annual Report on Form 40-F (the "2016 Annual Report") (File no. 001-13422)

4.2	Annual audited consolidated financial statements of the Company comprised of the consolidated balance sheets of the Company as at December 31, 2016 and December 31, 2015 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended December 31, 2016 and December 31, 2015, together with the notes thereto and the auditors' report thereon dated March 27, 2017, incorporated herein by reference from the 2016 Annual Report (File no. 001-13422)

4.3	Management's discussion and analysis of financial condition and results of operation of the Registrant for the year ended December 31, 2016, incorporated herein by reference from the 2016 Annual Report (File no. 001-13422)

4.4	Management Information Circular prepared in connection with the Registrant's annual meeting of shareholders held on April 28, 2017, incorporated herein by reference from the Registrant's Report on Form 6-K (File no. 001-13422)

4.5	Condensed interim unaudited consolidated financial statements of the Registrant comprised of the consolidated balance sheets of the Registrant as at September 30, 2017 and December 31, 2016 and the related interim consolidated statements of income and comprehensive income, equity and cash flows for the three and nine months ended September 30, 2017 and 2016, together with the notes thereto, incorporated herein by reference from the Registrant's Report on Form 6-K (the "2017 Q3 Financial Statements") (File no. 001-13422)

4.6	Management's discussion and analysis of financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2017, incorporated herein by reference from the 2017 Q3 Financial Statements (File no. 001-13422)

5.1	Consent of Daniel Doucet

5.2	Consent of Donald Gervais

5.3	Consent of Sylvie Lampron

5.4	Consent of Guy Gosselin

5.5	Consent of Louise Grondin

5.6	Consent of Carol Plummer

5.7	Consent of Paul Cousin

5.8	Consent of Francis Brunet

5.9	Consent of Dominique Girard

5.10	Consent of Christian Provencher

5.11	Consent of Ernst & Young LLP

6.1	Powers of Attorney, included on the signature page of this Registration Statement*

7.1	Form of Indenture*

*
Previously filed

II-2

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

        (a)   The Registrant previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)   Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on December 22, 2017.

AGNICO EAGLE MINES LIMITED
By:	/s/ DAVID SMITH
	Name:	David Smith
	Title:	Senior Vice-President, Finance and Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on December 22, 2017.

Name	Title

* Sean Boyd	Vice-Chairman and Chief Executive Officer (Principal Executive Officer)
* Ammar Al-Joundi	President
* David Smith	Senior Vice-President, Finance and Chief Financial Officer (Principal Financial Officer)
* Mathew Cook	Vice-President, Finance and Corporate Controller (Principal Accounting Officer)
* James D. Nasso	Chairman of the Board
* Leanne M. Baker	Director
* Mel Leiderman	Director

III-2

Name	Title

* Howard R. Stockford	Director
* Pertti Voutilainen	Director
* J. Merfyn Roberts	Director
* Martine A. Celej	Director
* Robert J. Gemmell	Director
* Sean Riley	Director
* Deborah McCombe	Director
* Jamie Sokalsky	Director

By:	/s/ DAVID SMITH David Smith Attorney-in-Fact

III-3

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to the Registration Statement, solely in the capacity of the duly authorized representative of Agnico Eagle Mines Limited in the United States, on this 22nd day of December, 2017.

/s/ LEANNE M. BAKER Leanne M. Baker Director

III-4

 EXHIBIT INDEX

Exhibit No.	Description
4.1	Registrant's annual information form for the year ended December 31, 2016, incorporated herein by reference from the Registrant's Annual Report on Form 40-F (the "2016 Annual Report") (File no. 001-13422)

4.2	Annual audited consolidated financial statements of the Company comprised of the consolidated balance sheets of the Company as at December 31, 2016 and December 31, 2015 and the related consolidated statements of income and comprehensive income, equity and cash flows for the years ended December 31, 2016 and December 31, 2015, together with the notes thereto and the auditors' report thereon dated March 27, 2017, incorporated herein by reference from the 2016 Annual Report (File no. 001-13422)

4.3	Management's discussion and analysis of financial condition and results of operation of the Registrant for the year ended December 31, 2016, incorporated herein by reference from the 2016 Annual Report (File no. 001-13422)

4.4	Management Information Circular prepared in connection with the Registrant's annual meeting of shareholders held on April 28, 2017, incorporated herein by reference from the Registrant's Report on Form 6-K (File no. 001-13422)

4.5	Condensed interim unaudited consolidated financial statements of the Registrant comprised of the consolidated balance sheets of the Registrant as at September 30, 2017 and December 31, 2016 and the related interim consolidated statements of income and comprehensive income, equity and cash flows for the three and nine months ended September 30, 2017 and 2016, together with the notes thereto, incorporated herein by reference from the Registrant's Report on Form 6-K (the "2017 Q3 Financial Statements") (File no. 001-13422)

4.6	Management's discussion and analysis of financial condition and results of operations of the Registrant for the three and nine months ended September 30, 2017, incorporated herein by reference from the 2017 Q3 Financial Statements (File no. 001-13422)

5.1	Consent of Daniel Doucet

5.2	Consent of Donald Gervais

5.3	Consent of Sylvie Lampron

5.4	Consent of Guy Gosselin

5.5	Consent of Louise Grondin

5.6	Consent of Carol Plummer

5.7	Consent of Paul Cousin

5.8	Consent of Francis Brunet

5.9	Consent of Dominique Girard

5.10	Consent of Christian Provencher

5.11	Consent of Ernst & Young LLP

6.1	Powers of Attorney, included on the signature page of this Registration Statement*

7.1	Form of Indenture*

*
Previously filed